UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D. C. 20549

                             SCHEDULE 13D


               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. 5)
               MEDITRUST CORPORATION (FORMERLY KNOWN AS
                 SANTA ANITA REALTY ENTERPRISES, INC.)
                 MEDITRUST OPERATING COMPANY (FORMERLY
                KNOWN AS SANTA ANITA OPERATING COMPANY)
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                           (Name of Issuer)





                COMMON STOCK, PAR VALUE $.10 PER SHARE
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                    (Title of Class of Securities)





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                            (CUSIP Number)



                           ABRAHAM D. GOSMAN
                      MEDITRUST OPERATING COMPANY
                               SUITE 100
                           197 FIRST AVENUE
                    NEEDHAM HEIGHTS, MA 02194-9127
                            (781) 453-8062

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  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)





                           NOVEMBER 5, 1997
                ---------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .



                             SCHEDULE 13D

  CUSIP No.                                      Page 2 of 5 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Meditrust Operating Company (successor by merger to
         Meditrust Acquisition Company)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

         AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES             1,305,377 (See Item 4)

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH         0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH           1,305,377 (See Item 4)

                10  SHARED DISPOSITIVE POWER

                      0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,305,377 (See Item 4)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.5% (See Item 5)

14  TYPE OF REPORTING PERSON*

         CO



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



         This Amendment No. 5 hereby amends and supplements the Statement on Schedule 13D filed by Meditrust on April 23, 1997, as amended by a filing made by Meditrust on May 19, 1997, by a filing made by Meditrust and Meditrust Acquisition Company ("New MAC") on June 20, 1997, by a filing made by Meditrust and New MAC on September 25, 1997 and by a filing made by Meditrust and New MAC on October 5, 1997 (the Schedule 13D as filed on April 23, 1997 being referred to as the "Original 13D," and the Original 13D as amended being referred to as the "Amended 13D"), in respect of the Common Stock, par value $.10 per share of Meditrust Corporation (formerly known as Santa Anita Realty Enterprises, Inc. ("Santa Anita Realty")) and Meditrust Operating Company (formerly known as Santa Anita Operating Company ("Santa Anita Operating")).

ITEM 4.   PURPOSE OF TRANSACTION

           Item 4 of the Amended 13D is hereby amended and supplemented with the following paragraph:

           On November 5, 1997, in accordance with the terms of the Third Amended and Restated Agreement and Plan of Merger, dated as of April 13, 1997, by and among Santa Anita Realty, Santa Anita Operating, Meditrust and New MAC, Meditrust and New MAC merged with and into Santa Anita Realty and Santa Anita Operating, respectively. By reason of the consummation of such merger (the "Merger"), the 1,255,076 shares of Common Stock, par value $.10 per share, of Santa Anita Operating previously held by New MAC are no longer outstanding and Meditrust Operating Company (successor by merger to New MAC) holds the 1,255,076 shares of Common Stock, par value $.10, of Santa Anita Realty (now known as Meditrust Corporation) previously held by New MAC. Meditrust Operating Company holds an additional 50,301 shares of Common Stock, par value $.10 per share, of Meditrust Corporation, which were held by Santa Anita Operating prior to the Merger.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Amended 13D is hereby amended and supplemented as follows:

     As of November 5, 1997, Meditrust Operating Company beneficially owned 1,305,377 shares of the issued and outstanding shares of Common Stock, par value $.10 per share, of Meditrust Corporation (the "Meditrust Corp. Common Stock"), approximately 1.5% of the issued and outstanding shares of Meditrust Corp. Common Stock.(FN) Other than as described herein, Meditrust Operating Company has not effected any transaction in the Meditrust Corp. Common Stock during the past 60 days. As described above, as of November 5, 1997, by reason of the consummation of the Merger, the shares of Common Stock, par value $.10 per share, of Santa Anita Operating previously held by New MAC were no longer issued and outstanding and Meditrust Operating Company (successor by Merger to New MAC) ceased to be the beneficial owner of more than 5% of the issued and outstanding shares of Meditrust Corp. Common Stock.

[FN]
This percentage is based on there being 87,949,466 shares of Meditrust Corp. Common Stock issued and outstanding immediately after the consummation of the Merger on November 5, 1997.



                               SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 7, 1997          MEDITRUST OPERATING COMPANY

                                  By: /s/ Abraham D. Gosman
                                      ---------------------------------
                                      Name:  Abraham D. Gosman
                                      Title: Chief Executive Officer